August 5, 2005


Via Facsimile (414)273-5198 and U.S. Mail

Patrick S. Murphy, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin


RE:	Luxemburg Bancshares, Inc.
Revised Preliminary Schedule 14A
Filed July 29, 2005
File No. 000-22471

Revised Schedule 13E-3
Filed July 29, 2005
File No. 5-52821

Dear Mr. Murphy:

      We have the following comments on the above-referenced filings.

Schedule 14A

Luxemburg`s Position as to the Fairness of the Split Transaction, page 16

1. We note your response to our prior comment number 6. It appears that the board considered the current market price of the company`s shares, but it remains unclear whether they considered the historical market prices. See Instruction 2(ii) to Item 1014 of Regulation M-A.
Please expand to clarify. If the board is relying on Ryan Beck`s analysis with regard to the historical market prices, please so state. Further, we note the statement that the $54.00 share price approximates the going-concern value of the company. Please expand to clarify the basis for this assertion.




Form 10-KSB/A for the fiscal year ended December 31, 2004 and Form 10-QSB for the fiscal period ended March 31, 2005


2. Your response to our prior comment 16 that the additional charge of $500,000 to your allowance for loan losses resulted from the bank regulators applying enhanced procedures in conjunction with their examination is not clear to us. Since the additional charge related to two specific commercial loan customers, SFAS 114 would require that these loans be individually assessed for impairment when you determine the specific reserve component of your allowance for loan losses. Tell us:

* Whether you assessed the two commercial loans individually or collectively for loan impairment and what was the basis for such assessment; and
* How you determined the bank regulators procedures in a routine regulatory examination to be enhanced when compared to your disclosure controls and procedures.

Note that the above procedures would be determined to be a component of your disclosure controls and procedures.

3. Your response to our prior comment 16 states that with respect to your disclosure controls and procedures..."situations exist on an infrequent basis where the application of more detailed procedures and analysis yields a different conclusion, particularly in the application of an accounting estimate such as the determination of the amount of the loan loss provision." Given that preparation of accounting estimates related to the allowance for loan losses is a significant component of your financial disclosure process, tell us how you determined that the additional charge of $500,000 is not indicative of a material weakness in your internal controls related to accounting estimates, considering the guidance in PCAOB Auditing
Standard No. 2.


Closing Information

      As appropriate, please revise the proxy materials and Schedule
13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.








      Direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203.

								Sincerely,


								Pamela Carmody
								Special Counsel
								Office of Mergers and
Acquisitions



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Patrick S. Murphy, Esq.
August 5, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE